CARL N. DUNCAN, ESQ.
                                 ATTORNEY AT LAW
                          cduncan.counselor@verizon.net
                          -----------------------------
                              atty.cnd@verizon.net
                              --------------------

5718 Tanglewood Drive                                             (301) 263-0200
Bethesda, Maryland 20817                                    (Fax) (301) 263-0300



                                  June 1, 2005


VIA FACSIMILE:  (202) 942 -9648
-------------------------------

Michael Fay, Branch Chief
Douglas Jones, Staff Accountant
Division of Corporation Finance
U. S. Securities & Exchange Commission
450 Fifth Street, N.E.
Washington, D. C. 20549

Re: Revised Website Data and Analysis; Deferred Income-Expense 36 month Allocation Issues ( $15,936,118 Purchase Price and $349.95 Sign Up Fee) Following Business Combination of YTB and REZT

Dear Messrs Fay and  Jones:

The SEC accounting staff has (i) requested certain website data and analysis as well as due diligence and multi-level marketing ("MLM")-related opinion and (ii) raised certain allocation issues following the business combination of YTB and REZT in the resultant YTB International, Inc. Given our discussions over the past 10 days regarding the expensing of costs on the same 36 month amortization schedule (discussed most recently in our May 19, 2005 letter) so as to correlate directly with the deferred income associated and our May 23, 2005 Form 10-QSB filing consistent with the foregoing, our revised analysis follows:

I.    Website Data and Analysis

A. RTAs in the System By Quarter; Month-by-Month Analysis and Associated Metrics
   -----------------------------------------------------------------------------
and Standards
-------------
On May 17, 2005, I forwarded [ytb1] a representative listing of RTAs in the System by Quarter, the one forwarded being for the quarter ended March 31,2003. Because of the enormous volume (1.02MB, namely 226 pages--and this is the shortest!), we omitted the following additional quarter-ending RTA lists but we will be happy to provide upon request: ytb2 [for the quarter ended June 30, 2003/1.23MB]; ytb3 [for the quarter ended September 30, 2003/1.42MB]; ytb4 [for the quarter ended December 31, 2003/1.6MB]; ytb5 [for the quarter ended March 31, 2004/2.09MB]; ytb6 [for the quarter ended June 30, 2004/2.66MB]; ytb7 [for the quarter ended September 30, 2004/3.24MB]; ytb8 [for the quarter ended December 31, 2004/3.70MB]. Since these lists, as requested, constitute raw data of RTAs being recruited and dropping out of the system, we suggested that the overview reflected in the below YourTravelBiz.com, Inc. Month-by-Month RTA Sales Analysis would be a significantly more effective analytic tool.













                   [Balance of Page Intentionally Left Blank]

YourTravelBiz.com, Inc.
Month-by-Month RTA Sales Analysis

                                   New          Existing      Drop-
                                Sign-Up's         RTA's       Off's
                                ---------         -----       -----

January          2003              329            2,867         263
February         2003              312            3,002         177
March            2003              225            2,983         244
April            2003              331            2,706         608
May              2003              333            2,666         373
June             2003              398            2,808         256
July             2003              385            2,878         315
August           2003              326            2,936         268
September        2003              324            2,999         261
October          2003              374            3,141         232
November         2003              495            3,281         355
December         2003              457            3,403         335
January          2004              450            3,511         342
February         2004              622            3,755         378
March            2004              881            4,287         349
April            2004              768            4,713         342
May              2004              962            5,422         253
June             2004              923            5,764         581
July             2004              906            6,316         354
August           2004              969            6,836         449
September        2004            1,426            7,704         558
October          2004            1,142            8,165         681
November         2004              823            8,421         567
December         2004              567            8,438         550
January          2005              750            8,544         644
February         2005            1,208            9,285         467
March            2005            1,742           10,384         643
April            2005            1,932           11,898         418

B.  The  YourTravelBiz.com,  Inc.  Month-by-Month  RTA  Sales  Analysis  (above)
    ----------------------------------------------------------------------------
synthesizes   that  raw  data  and  supports   some  or  all  of  the  following
--------------------------------------------------------------------------------
observations:
-------------
1. Registrant acknowledges that turnover is generally believed to be significant in MLM, including that associated historically with Registrant and its YTB-related marketing activities .
2. During 2003, the growth in RTAs was respectable but a relatively modest year-to-year 21% increase to a net 3,403.
3. That pace picked up significantly in February 2004 and over the balance of the year, with the number of Net RTAs (defined in (5) below) increasing year to year from 3,403 to 8,438, a 148% jump.

4. That dramatic growth continues, with a 41% net increase in RTAs in just the first four reported months in 2005.
5. YTB and Registrant keep track of net increase (decrease) in RTAs ("Net RTAs") for indicated periods, namely: Net RTAs (Increase) = Existing RTAs + New Sign-Ups - Drop-Offs. Example: in February 2005, there were 8,544 Net RTAs at the beginning of the month, 1,208 new Sign-Ups, 467 Drop-Offs and a new month-end 9,285 of Net RTAs (as defined).
6. By that analysis (and as expanded below as to the benefits of the Certification process), YTB and Registrant are confident that, except in the rarest of circumstances, if ever, the Drop-Offs for a given month would not be included in the New Sign-Ups for the same month. (It is for that reason that YTB and Registrant do not base their decisions and analysis of an uncorrelated Drop-Offs divided by New Sign-Ups.)
7. Instead, besides tracking Net RTAs , YTB and Registrant uses these analytic tools:
a. Net Gain of RTA Sites for Month-this is the basis of for the current forecasts (assumed to be an average of at least 1,000 a month);
b. YTB and Registrant assume that, in any given month, there will be "drop-offs" of 5-8% of the total Existing RTAs (what Mr. Brent referred to as "the bulk').
Example: at the end of April 2005, there were 11,898 Net RTAs, suggesting that the number of drop-offs in May 2005 may be from about 595 - 952 (which amount is used as a mechanism to judge the improvement in retention--and therefore the ability of the Existing RTAs to continue to improve their individual and collective income); and
c. YTB and Registrant seek to have at least 2/3 of the New Sign-Ups retained after subtracting net Drop-Offs (which amount represents the net growth in RTAs ). By that measure, YTB and Registrant have based their forecasts on Net RTAs increasing by 1,000 per month--and, accordingly, to stay on budget, that means the average monthly number of New RTA Sign-Ups should be not less than about 1,500.
8. Commencing at the end of February 2004 (note the explosion of New Sign-Ups which commenced about that time), YTB has urged its RTAs to be go through a Certification process (which entails intensive on-site training, a qualification test and, once successfully passed, then RTAs qualify to apply for the CLIA--Cruise Lines International Association-- affiliate ID Card which then entitles RTAs to certain discounts from vendors as to the RTA's personal travel). Based on experience, about 50% of the RTAs achieve Certification status and, once so achieved, the retention rate skyrockets to 70% to 90% retention in the system. Bottom line: since instituting the Certification process about 14 months ago, approximately 4,000 RTAs have been Certified, the number of new Net RTAs has exploded and the quality of the RTAs (and the stability of the marketing model) has-- notwithstanding still being relatively early in the life cycle of YTB and now this combined organization increased dramatically as well. Said another way, YTB and Registrant use this data to look forward, rather than back, to refine its online travel business model.
9. In conclusion, both securities and MLM regulations require mandated affirmative and/or negative disclosures, whether characterized as materiality or MLM-associated standards dealing with false or misleading statements or inferences and/or lack of deceptive trade practices (federal and in certain states). We submit that such standards have been fully met and that we should be able to conclude this review process upon receipt of this supplemental submission and associated amendments to follow!

C.  Extended Working Relationship
    -----------------------------
    The staff has raised questions about, in effect, the due diligence Registrant has performed with regard to its acquisition of YTB. Please be advised:
1. This acquisition is the culmination of four years of working closely together in a mutually beneficial manner, the grafting of MLM principles to the franchise travel agency business.
2. Registrant helped YTB get off the ground in 2001 and both parties have benefited.
3. Registrant (including its franchise counsel who is also on its board of Directors) has worked closely with YTB and its MLM counsel every step of the way, including obtaining needed assurances in person and through counsel's opinions. (See (10) below as well.)
4. Registrant developed the technology for both the website hosting and the entry of all travel transactions growing out of this complimentary relationship.
5. That relationship has been an intimate and ongoing one commencing over the entire four year period!
6. Registrant's entire management team has attended all important meetings, including annual meetings and regional conventions.
7. Once recruited, the RTAs work directly with Registrant in conjunction with the respective RTA's online travel businesses.
8. Given this close symbiotic relationship, Registrant's principals have gotten to know the YTB business model, the business details, the business, its people and counsel.
9. During this entire extended period and process, Registrant has not encountered a single report or other indication that YTB, its principals, its counsel and/or RTAs OR Reps have acted in any manner that have not been of the highest ethical standards.

10. Consistent with the foregoing, Thayer Lindauer, Esq., an MLM specialist, forwarded May 18, 2005 his most recent opinion, responsive to your query, quite detailed in character, for your consideration. Bottom line: While the staff's question is a fair one, we submit that Registrant has invoked over time a due diligence to a degree that is likely unique to a combination such as here involved AND that we have had access over an extended period that would have told us if the Registrant's affirmative analysis was misplaced.

D.  Compensation Input.
    -------------------
Per your request, we have previously provided the attached links regarding the standards of Registrant and YTB's MLM compensation program and generally how it is employed in the context of the YTB/REZT combined online travel business model: .
http://www.ytbnet.com/downloads/YTBmarketing_plan.pdf
-----------------------------------------------------
http://www.ytbnet.com/downloads/YTBterms_agreement.pdf
------------------------------------------------------
http://www.ytbnet.com/downloads/yourTravelBizPP.pdf
---------------------------------------------------

E.  Quarter by Quarter YTB RTA Website Addresses
    --------------------------------------------

In addition to the RTAs in the System by Quarter (see A above), you have requested a listing Quarter by Quarter of YTB RTA Website Addresses. I am advised those data over the 9 quarters beginning March 31, 2003 and ending March 31, 2005 were submitted May 18, 2005 electronically in a series of emails from YTB's Eric Smith, its Director of IT.

Should you have any further questions, please let Mr. Brent or me know.

II. Allocation/Revenue Recognition of Sign-Up Fee

The staff had raised issues in its current/May 6, 2005 comment letter (Comments 28 and 29) and the prior comment letter (Comments 53 and 54) regarding the proper allocation/revenue recognition of the $349.95 Sign-Up Fee. ($299.90 prior to October 1, 2004). Please be advised, following our critique of SAB 104 and EITF 00-21:

A.  The Sign-Up Fee has 4 components, namely:
    -----------------------------------------
1. the hard cost associated with preparing and sending out the training materials (CDs, postage, 200+ page training manuaal and clerical time);
2.   the building of a website;
3. setting up in the online system that permits immediate tracking of RTA revenues; and
4. A residual benefit, the ongoing affiliation as an RTA with the right, at the option of the RTA, to have the self-replicating website and associated customer travel booking engine (which we, YTB's MLM counsel advises us, previously had improperly characterized as "membership").

B.  Analysis-Income
    ---------------
Notwithstanding our belief that those prior analyses were not inappropriate, Registrant hereby defers to your re-sponses to our earlier submissions and associated guidance. Very specifically, Registrant and its accountants are adopting the policy that none of the four $349.95 Sign-Up Fee components have stand-alone value and do not satisfy the following standards: "...in exchange for products delivered or services performed that represent the culmination of a separate earnings process..." (SAB 104) and/or there exists "multiple deliverables" and thus is considered a "separate unit of accounting" (EITF 00-21). In that context, Registrant is now prepared to defer the entire $349.95 Sign-Up Fee, amortizing over the 36 month period analyzed below.

With respect to the recognition of the revenue of the aforementioned $349.95 deferral items, Registrant proposes to employ a revenue deferral period of thirty-six (36) months, on a straight-line basis (with the related direct costs , as discussed in (C)below, being capitalized and amortized over the correlative 36 month period). Our analysis follows:
1. As we have previously acknowledged, the staff has indicated that the income amortization period, consistent with SAB 104 and EITF 00-21, should be for the same period of time, not based on Registrant's independent assessment of the value of the "bulk"/Net Reps, systematically applied.
2. Such proposed 36 month deferral period is based upon the average historical RTA turnover ratio, with the adjustments described.
3. As described in I.B.7. b. above, "...YTB and Registrant assume that, in any given month, there will be "drop-offs" of 5-8% of the total Existing RTAs (what Mr. Brent referred to as "the bulk')..."

4. Before considering other adjustments that might be appropriate, if we assume the mean of 5-8% is 6%+, 18 months (the reciprocal of 1, rounded up) would appear to be the correct deferral period, before any appropriate adjustments.
5. However, as demonstrated above, the quality and retention of the New Sign-Ups has improved dramatically over the past 14+ months--and continues--since the Certification process was instituted: "...Based on experience, about 50% of the RTAs [New Sign-Ups] achieve Certification status and, once so achieved, the retention rate skyrockets to 70% to 90% retention in the system..." (See I.B.8 above.)
6. In addition, especially if one recognizes how early on in the lifecycle of this combined organization we are, Registrant is actively working to continue to reduce the "drop-out rate" through continuing refinements to the Certification process, adding further benefits to being a RTA , strengthening the Power Team Leader's capabilities, even stronger education at both RTA and Power Team Leader levels, team building, conferences, etc .
7. Given the foregoing, Registrant believes that the "drop out rate" will likely be cut in half, to less than 3%, reflecting (as a reciprocal of 1) a deferral period of about 33-36 months.
8. Since we propose to apply such deferral period to the purchase price as well, we submit that rounding the deferral period to 36 months is appropriate to Registrant under the circumstances, consistent with the cited authority and applied as well as properly systemized for the foreseeable future.

C.  Analysis-Expenses
    -----------------
1. While we recognize that origination expenses are not automatically matched against income, we believe that such treatment is appropriate for the reasons and authority outlined below. (We also submit that failure to acquiesce to this policy would be not only bad accounting practice but also inherently misleading.)
2. Preliminarily, in simple terms, we submit: a. if we are going to defer and amortize the entire $349.95 Sign-Up Fee, we must concurrently defer and amortize the corresponding expense involved; and b. the matter is complicated by drop-outs, in which case the amortized revenues should be taken in full and the otherwise amortized expense likewise taken in that same month for the given drop-outs.
3. SAB 104 recognizes that incremental direct costs (and FASB Statement No. 91 provides an analogous definition) incurred in the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue alternatively "...may be either expensed as incurred or accounted for in accordance with paragraph 4 of FASB Technical Bulletin 90-1 or paragraph 5 of Statement 91..." (so long as disclosed and consistently applied).
4. In addition to the foregoing, the FASB staff has published an Implementation Guide on Statement 91, which provides guidance on the costs that qualify for capitalization as customer acquisition costs. In fact, Technical Bulletin 90-1 requires capitalization of incremental direct customer acquisition costs and that those costs be "...identified consistent with the guidance in paragraph 6 of Statement 91..."
5. Moreover, SAB 104 properly observes that that staff generally would not object (as it should not) "...to an accounting policy that results in the capitalization of costs in accordance with paragraph 6(a) and (b) of Statement 91 or Technical Bulletin 90-1..." We submit that we both meet those standards and have properly disclosed in the footnotes to the most recent Form 10-QSB (and will be disclosed in the forthcoming amendments to the Form 10-KSB/A and Form SB-2).
 6. The Staff's interpretive response to Question 5
under subparagraph 3.f. of SAB 104, pertaining to the amor-tization period of direct and incremental set-up costs associated with deferred revenue (which cites Technical Bulletin 90-1, paragraph 4), states that "...When both costs and revenue are deferred, ...the capitalized costs should be charged to expense proportionally and over the same period that deferred revenue is recognized as revenue..." (emphasis added).
 7. Of similar import is Technical  Bulletin 90-1
which provides: "...Costs that are directly related to the acquisition of a contract that would not have been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized..."
8. Such policy is also consistent with the treatment by Pre-Paid Legal Services, Inc. (trading symbol PPD) with regard to its front-end Sign-up Fee. This is particularly relevant since I can personally confirm to you, after an extensive review of MLM companies that are also publicly reporting, one of the few MLM models that (like YTBL) provide services, not products! See generally the following Form 10-K from www.pinksheets.com (since, for some reason, the only filing showing up on EDGAR is a 2002 13-D?): http://www.pinksheets.com/quote/print_filings.jsp?url=%2Fredirect.asp%3Ffilename
--------------------------------------------------------------------------------
%3D0000311657%252D05%252D000014%252Etxt%26filepath%3D%255C2005%255C03
---------------------------------------------------------------------
%255C03%255C&symbol=PPD.
------------------------
From the foregoing link, I have extracted the following relevant passages from the PPD 2005 Form 10-K:

"Critical Accounting Policies

.... Many of these "critical accounting policies" are common in the insurance and
financial  services  industries;   others  are  specific  to  our  business  and
operations. Our critical accounting policies include estimates relating to revenue recognition related to Membership and associate fees, deferral of
Membership  and  associate  related  costs,   expense   recognition  related  to
commissions to associates, accrual of incentive awards payable and accounting for legal contingencies.


Revenue recognition - Membership and Associate Fees. Our principal revenues are derived from Membership fees, most of which are collected on a monthly basis. Memberships are generally guaranteed renewable and non-cancelable except for fraud, non-payment of Membership fees or upon written request. Membership fees are recognized in income ratably over the related service period in accordance with Membership terms, which generally require the holder of the Membership to remit fees on an annual, semi-annual or monthly basis....


We also charge new members, who are not part of an employee group, a $10 enrollment fee. This enrollment fee and related incremental direct and origination costs are deferred and recognized in income over the estimated life of a Membership in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101") as revised by SEC Staff Accounting Bulletin No. 104...We compute the expected Membership life using more than 20 years of actuarial data as explained in more detail in "Measures of Membership Retention" below. At December 31, 2004, management computed the expected Membership life to be approximately 3 years, which is unchanged from year end 2003. If the expected Membership life were to change significantly, which management does not expect in the short term, the deferred Membership enrollment fee and related costs would be recognized over a longer or shorter period.


We derive revenues from services provided to our marketing sales force from a one-time non-refundable enrollment fee of $65 from each new sales associate for which we provide initial sales and marketing supplies and enrollment services to the associate. Revenue from, and costs of, the initial sales and marketing supplies (approximately $14) are recognized when the materials are delivered to the associates. The remaining $51 of revenues and related incremental direct and origination costs are deferred and recognized over the estimated average active service period of associates which at December 31, 2004 is estimated to be approximately six months, unchanged from year end 2003. At December 31, 2004, the deferred revenue associated with sales associate enrollment fees was $1.6 million, which is classified as a current liability. Management estimates the active service period of an associate periodically based on the average number of months an associate produces new Memberships including those associates that fail to write any Memberships. If the active service period of associates changes significantly, which management does not expect in the short term, the deferred revenue and related costs would be recognized over the new estimated active service period.


Member and Associate Costs.Deferred costs represent the incremental direct and origination costs we incur in enrolling new Members and new associates related to the deferred revenue discussed above, and that portion of payments made to provider law firms ($5.8 million deferred at December 31, 2004 which is classified as a current asset) and associates related to deferred.


Membership revenue. Deferred costs for enrolling new members include the cost of the Membership kit and salary and benefit costs for employees who process Membership enrollments, and were $5.8 million at December 31, 2004, of which $3.2 million is classified in current assets. Deferred costs for enrolling new associates include training and success bonuses paid to individuals involved in recruiting the associate and salary and benefit costs of employees who process associate enrollments, and were $800,000 at December 31, 2004, and is classified as a current asset. Such costs are deferred to the extent of the lesser of actual costs incurred or the amount of the related fee charged for such services. Deferred costs are amortized to expense over the same period as the related deferred revenue as discussed above. Deferred costs that will be recognized within one year of the balance sheet date are classified as current and all remaining deferred costs are considered noncurrent. Associate related costs are reflected as associate services and direct marketing, and are expensed as incurred if not related to the deferred revenue discussed above..."

9. For the foregoing reasons, Registrant proposes to apply the same 36 month deferral period to the expenses associated with the revenue being deferred. Very simply, we submit this policy is appropriate to Registrant under the circumstances, consistent with the cited authority (see (1)-(7) above and consistent with the PPD precedent extracted in (8) above) and as applied as well as properly systemized for the foreseeable future.

III.  Allocation of Purchase Price

The staff has raised issues in the current/May 6, 2005 comment letter (Comments 19 and 20) regarding the proper allocation of the $15,936,118 purchase price in both of its comment letters. Upon reflection, Registrant believes the following:

A.  No Valuation of Customer Lists
    ------------------------------
We had previously assigned value to customer lists but, contrary to Registrant CEO's understanding following recent, more detailed discussions with YTB principals, the customer lists are owned by the RTAs (not by Regis-trant). Accordingly, Registrant now recognizes there should be no value assigned to the customer lists.
B.  Allocations
    -----------
Instead, and with the benefit of the staff's input noted above, Registrant believes the following allocations are appropriate (see respective descriptions in C.):
      Trade Name:            $3,500,000
      Domain Name(s):         1,500,000
      Rep Agreements:         1,500,000
      Goodwill:               9,436,118

C.  Valuation of  RTA Sales Agreements
    ------------  --------------------
We submit that, except for the RTA Sales Agreements, each of the above identifiable intangible assets recognized has an indefinite useful life since no legal, regulatory, contractual, competitive, economic or other factors limit their useful lives:
1. Both the Trade and Domain Names are integral to the MLM business model. Both of these intangible assets, in accordance with the provisions of SFAS No. 141, are recognized as assets apart from Goodwill. Each has indef-inite useful life and, therefore, are not subject to amortization until their useful lives are determined to be no longer indefinite.
2. As to the Trade Name: much of the business model is based on the Trade Name, very specifically vendors know the YTB name and our travel suppliers; in effect, the Trade Name is the functional equivalent of a brand name; that name is extremely import, perhaps the most important to Registrant since 2001; it was so significant, in fact, that Registrant changed its corporate name to reflect YTB (which stands for YourTravelBiz) in its name.
3. As to the Domain Name(s): these are well known in search engines and now on the Internet, the latter probably even more critical given the YTB (and now Registrant's) online business model used.
4. As to RTA Sales Agreements: a. Given the admonition to look to a valuation based on anticipated contribution to revenue, Registrant has reduced its contemplated valuation to $1.5MM (from $2MM); and b. Given the analysis in II.B. above, Registrant proposes to amortize the adjusted $1,500,000 value of these RTA Sales Agreements over the best estimate of their useful lives, namely the same 36 months as associated with the Sign-Up Fee and discussed above.
5. As to Goodwill, the asset recognized as Goodwill (in the amount of $9,436,118) represents the excess of the cost of the acquired entity (YTB, at $15,257,445) over the net of the amounts assigned to tangible and intangible assets acquired ($6,582,218) and liabilities assumed ($760,891). It is the belief of Registrant's management that the amount assigned as Goodwill does not meet the criteria for recognition as an asset apart from Goodwill, under the provisions set forth in SFAS No. 141, as neither the contractual-legal criterion nor the seperability criterion are believed to have been met.


D.  Aggregate Purchase Price Justification
    --------------------------------------
With regard to your requested input about how the $15,257,445 was ascertained, please be advised:
1. Larry Kaplan is the principal of G-V Capital, the investment banking (and until recently B-D registered) firm that originally introduced YTB and Registrant some four years ago.
2. Now semi-retired, Mr. Kaplan has more than 35 years of brokerage and investment banking experience. In fact, he first became a registered Series 24 principal in 1986.

3. Mr. Kaplan, in addition to originally introducing both parties to the merger and acquisition, has had a unique vantage point, continuing to represent registrant over the entire period and actively involved in the decisions that have culminated in this combination.
4. While no formal valuation opinion was issued, by Mr. Kaplan's analysis, following a full two day on-site due diligence visit with YTB principals, its CFO, certain of its RTAs and close scrutiny of associated data and forecasts:
a. Among other matters addressed were the aggregate websites and RTAs in the system, together with potential growth, profitability and associated timing;
b. The YTB marketing component to the old REZconnect franchise travel agency operation, when divided into the then existing number of shares represented approximately the same dollar figure as the then aggregate market value of Registrant, were nearly identical; and
b. Since the value of the Registrant's stock was then approximately $15,257,445, that was the valuation given to this merger and acquisition (at closing 50% plus 1share). Mr. Kaplan is uniquely, even intimately, familiar with both YTB and REZconnnect and has concluded that such price is fair and equitable to the shareholders of both entities.

In that context, we appreciate the merits of the staff's query. However, Registrant, undersigned counsel, its MLM counsel and its accountants are very comfortable that the foregoing analyses would constitute a proper allocation respectively for both the Sign-Up Fee and the purchase price. These are judgments we submit Registrant is better qualified to make and we request the staff's acquiescence to the foregoing.

If the staff so acquiesces, Registrant is ready to move forward apace and make needed adjustments to the financials and filings shortly being so advised. We will keep you appraised supplementally of the affected Schedule 14-C, Form SB-2 and 10-KSB amendments. Thanking you in advance for your exemplary assistance, I am

Very truly yours,


Carl N. Duncan, Esq.


Attachments and Links Enclosures